UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, effective as of August 13, 2026, pursuant to mutual agreement, Thomas E. Hogan ceased serving as Chief Executive Officer of Cellebrite DI Ltd. (the “Company”). Shiven Ramji was appointed Chief Executive Officer as part of a planned succession. In addition, effective as of August 13, 2026, Mr. Hogan resigned from his position on the board of directors of the Company and agreed to serve as an advisor to the Company for a period of six months.

The contents of this Report on Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the SEC on November 8, 2021, March 21, 2024 and March 3, 2026, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: August 13, 2026	By:	/s/ Holly Windham
Holly Windham
General Counsel

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